Exhibit 4.23

Loan Agreement

(Automatic change, fixed interest rate shared)

Resona Bank, Ltd.

Debtor Yoshitsu Co, Ltd.

co-signer Mei Kanayama

The Borrower, having approved this Agreement in addition to each of the provisions of the Banking Agreement separately executed, has borrowed money from you on the Borrowing Date and received the same as set forth in the following terms and conditions.

Article 1 (Borrowing Guidelines)

Amount　¥ 200,000,000 yen

Use of funds Ordinary working capital

Final repayment date: March 29, 2024 A.D.

Interest rate 3.400% per annum (prorated 365 days per year)

Repayment Method Lump-sum repayment on the repayment date

Interest Payment Method

Interest will be paid on the drawdown date through February 29, 2024 A.D., and one month in advance on the 31st day of every month thereafter.

However, on the final interest payment date, interest will be paid in advance up to the final repayment date.

Treatment of Holidays

If the principal and interest repayment date falls on a holiday, the next business day shall be the repayment date.

Down payment account for repayment Resona Bank, Limited, Kameido Branch Account No.-

Special Terms and Conditions

(1) The borrower agrees that the interest rate may be changed during the term of the loan in accordance with the following criteria.

The interest rate will be based on the interest rate specified below (hereinafter referred to as the “Base Rate”). (i) The interest rate shall be based on the interest rate specified below (hereinafter referred to as the “Base Interest Rate”).

(i) The interest rate shall be based on the interest rate specified below (hereinafter referred to as the “Base Rate”) and shall be increased or decreased in the same range as the Base Rate as a result of future changes in the Base Rate.

The base interest rate as of today is as follows. We hereby confirm that the base interest rate as of today is as follows

Base interest rate Short-term prime rate 1.725％

② The Obligor or you may request consultations with respect to changing the Base Rate or the agreed upon time and method of interest payment to a level generally considered reasonable in the event of a change in financial conditions or other similar reasonable cause.

③ The change in the Rate of Interest shall apply from the day following the first Interest Payment Date that falls after the Reference Rate Change Date.

This Agreement shall come into effect when you actually deliver the money to the borrower, and you shall not be obligated to lend to the borrower under this Agreement.

You are not obligated to lend to the borrower under this Agreement.

Article 2 (Prepayment)

In the event that a borrower elects to prepay all or a portion of the Loan prior to the Final Repayment Date, the borrower shall pay an administrative fee as prescribed by the Company for prepayment. However, if there is any change in such administrative fee, the borrower shall pay the revised administrative fee thereafter. The same shall apply in the event of any change in consumption tax, etc. due to amendment of laws and regulations.

Article 3 (Concomitant Payment of Bills)

In order to secure the repayment of the borrowings under Article 1, the borrower shall draw a promissory note in the amount and due date specified by you and present it to you for payment,

The Debtor shall, in order to secure repayment of the borrowings under Article 1, draw and deliver to you a promissory note in the amount and due date specified by you and continue to redeem it in the same manner until the final repayment date.

The borrower may, with your consent, omit the presentation of the promissory note as provided in the preceding paragraph. However, in this case

In this case, however, upon your request at a later date, the promissory note shall be immediately inserted in accordance with the preceding paragraph.

Article 4 (Automatic Payment of Principal and Interest Repayment, etc.)

Payment of principal, interest, and late charges hereunder shall be made by depositing an amount equal to or more than the prescribed payment amount into the Repayment Deposit Account designated in Article 1 hereof on or before each payment date.

(1) The payment of principal, interest, late payment charges, etc. hereunder shall be made by deposit of an amount equal to or more than the prescribed payment amount into the Repayment Deposit Account designated in Article 1 by each payment date, and you shall make payment by check or ordinary deposit on the payment due date.

Notwithstanding the provisions of the Checking Account Rules or the Savings Account Rules, etc., you shall make a withdrawal from the Repayment Deposit Account and apply it to each Payment Date without using a check, your ordinary or general account passbook, or a request for withdrawal form for the same purpose.

2. In the event that the balance in the deposit account as set forth in the preceding paragraph is less than the amount of each payment, no partial payment shall be made and the prescribed delinquency measures shall be taken without objection.

3. If the balance in the Deposit Account under the preceding paragraph reaches the amount to be paid at a later date, you may at any time make the same payment, including any late payment charges, as in Paragraph 1.

Article 5 (Withdrawal of Incidental Expenses)

The Credit Guarantee Association guarantee fee, other guarantee fees, fixed date fees, registration fees, and any other expenses related to this Agreement that are required to secure your claims under this Agreement shall also be debited from the borrower’s bank account and applied in accordance with Article 4.

Article 6 (Late Payment)

In the event of failure to perform any obligation to you under this Agreement, the Obligor shall pay to you a late payment penalty at the rate of 14% per annum (prorated for 365 days per year) on the amount owed.

Article 7 (Preparation of Notarial Deed)

The obligor and the joint guarantors shall, at your request, immediately take the necessary procedures to prepare a notarial deed with an acknowledgment of compulsory execution with a clause of forfeiture of the benefit of time with respect to the obligations under this agreement. The costs incurred for this purpose shall be borne by the obligor and the cosigner.

Article 8 (Review of Terms and Conditions)

1. You may request consultations with the Debtor regarding a review of the interest rate and interest rate range for the borrowings under this Agreement if any of the following events occur The Debtor shall respond to such request for consultation by you.

(1)	2 consecutive fiscal years of net loss

A deficit for two consecutive fiscal years means a deficit in net income on the income statement (or its equivalent) for the last fiscal year and the fiscal year preceding the last fiscal year.

(2)	Insolvency

Insolvency is defined as liabilities exceeding assets on the balance sheet at the last fiscal year-end.

(3)	When any other objective reason arises that your company deems it necessary to review the terms and conditions of the transaction.

2. Even if a borrower falls under any of the events set forth in the preceding paragraph, the application of the forfeiture of the benefit of time provision in the banking agreement between the borrower and you shall not be precluded.

Article 9 (Assignment of Claims)

You may assign all or a portion of your Loan Receivables under this Agreement to another financial institution (including a trust as defined in this Article) in the future. The debtor confirms that the terms and conditions of the banking agreement between the debtor and you and the terms and conditions of this Agreement shall continue to apply even after the assignment of receivables. 2.

The Debtor agrees that, with respect to the Receivables transferred by you as set forth in the preceding paragraph, you shall, during the period of your delegation of authority with the transferee (including the beneficiaries of the Trust in this Article), administer and collect the Receivables under this Agreement as agent of the transferee.

3. If the receivables under this Agreement are guaranteed by a credit guarantee association, your company shall obtain the approval of the credit guarantee association in advance when your company assigns the receivables pursuant to Paragraph 1.

Article 10 (Guarantee)

1. The joint and several guarantors shall jointly and severally guarantee all debts owed by the borrower to you as a result of the transactions contemplated by this Agreement, on behalf of the borrower, and their performance shall be subject to the terms and conditions of the Banking Agreement separately executed by the borrower as well as this Agreement.

2. The joint guarantor will not set off against any deposit or other claim of the debtor against your company.

3. The co-signer does not claim exemption even if your company changes or releases the collateral or other guarantees for its own convenience.

4. If the joint guarantor fulfills the guarantee obligation, the rights acquired from you by subrogation shall not be exercised without your consent during the continuation of the transaction between the debtor and your company. If your company so requests, we will assign the right or rank to your company without compensation.

5. If the joint guarantor has any other guarantees for the debtor’s dealings with you, such guarantees shall not be modified by this Guaranty Agreement, and if the joint guarantor has any other guarantees with a specified limit, the amount of such guarantees shall be added to the limit of such guarantees. The same shall apply in the event that a cosigner guarantees any other future transactions between the borrower and your company.

6. If you make a claim for performance against any of the joint guarantors, the persons who have assumed their obligations and their successors-in-interest, such claim for performance shall be effective against the obligor and the other joint guarantors.

The Obligor agrees that upon request to you by the Guarantor (including a Guarantor who is not entrusted by the Obligor), you will provide the Guarantor with the information specified in Article 458-2 of the Civil Code (whether or not the principal of the principal obligation and any interest, penalties, damages or any other default in connection with the principal obligation and all other obligations incidental thereto are in default, as well as the amount of the balance thereof and the amount of any such default and the amount thereof that has become due). and interest, penalties, damages and all other amounts due and owing in connection with the Principal Obligations) to Guarantor.

8. The Joint Guarantor shall immediately notify you in writing of any change in its seal, name, trade name, representative, address or any other matters notified to you.

9. If any notice given or any document sent by you is delayed or fails to arrive due to any cause attributable to the cosigner, such as failure to notify us in accordance with the preceding paragraph or failure to receive any notice from you, it shall be deemed to have arrived at the time when it would normally have arrived.

【Covenants Quasi Provisions in the Event of Performance of Guaranteed Obligations】

In the event that the joint guarantor petitions for the settlement of guarantee obligations based on this contract in accordance with the “Guidelines on Personal Guarantees Provided by Business Owners” announced on December 5, 2013, by the Study Group on Guidelines for Personal Guarantees Provided by Business Owners (with the National Bankers Association and the Japan Chamber of Commerce and Industry as the secretariat), including revisions made after the announcement (hereinafter referred to as the “Guidelines”), the bank shall make efforts to respond in good faith to such settlement in accordance with the Guidelines.

Article 11 (Confirmation of Provision of Information)

1. The Debtor has provided the Guarantor with the same information that it provided to the Creditor with respect to the following statements

(i) the status of the debtor’s property and income and expenditure

(2) Existence or non-existence of debts owed by the obligor other than the Obligations, as well as the amount of such debts and the status of performance of the Obligations

(iii) If the obligor has provided or intends to provide anything else as security for the Obligations, a statement to that effect and the details thereof

2. The guarantor has received information from the obligor concerning the following items

(i) the status of the debtor’s assets and income and expenditure

(2) Existence or non-existence of debts owed by the obligor other than the Obligations, as well as the amount of such debts and the status of performance of such debts

(iii) If the obligor has provided or intends to provide any other security for the Obligations, a description of such security and its contents

Article 12 (Agreed Jurisdiction)

In the event that a lawsuit becomes necessary in connection with transactions under this Agreement, the parties agree to submit to the jurisdiction of the Osaka and Tokyo District Courts or the court having jurisdiction over the location of the Branch.

The parties agree that any litigation arising out of or in connection with this Agreement shall be subject to the jurisdiction of the Osaka or Tokyo District Court or the court having jurisdiction over the location of the Branch.

the end